SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24th April 2003

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC

24 April 2003

Trading update and guidance

InterContinental Hotels Group PLC (“IHG“ or the “Company”) today provides a trading update and guidance in its first announcement since separation. The announcement covers:

–	trading in the three months to 31 March 2003
–	an update on the cost reduction programme
–	guidance to assist with modelling the year to 31 December 2003 including the effect of the reopening of InterContinental Le Grand Hotel Paris
–	further details of IHG’s reporting calendar as first outlined in the Listing Particulars.

Trading update for the three months to 31 March 2003

The threat of and subsequent war in Iraq and the sustained weakness of the global economy have continued to have an adverse effect on global travel and with it IHG’s revenue in the three months to 31 March 2003. These factors have led to the erosion of the encouraging trading trends seen in the three months to 31 December 2002 and have particularly affected our hotels in EMEA. This difficult trading environment was further exacerbated by the occurrence of the SARS virus in the last two weeks of the period.

In addition, the Company experienced pressure on hotel margins, largely due to the fact that growth in revenue was occupancy led. As a result of all these influences profits in the period, as in the previous 3 months, were substantially lower than last year.

Richard North, Chief Executive Officer of IHG said “Despite having to contend with some of the worst conditions the industry has ever encountered, the benefits of our wide range of business models and broad geographical distribution are clear. While EMEA is finding the environment tough, our Americas business is relatively resilient. Meanwhile we are making good progress with our two key initiatives – to reduce both costs and asset intensity.”

RevPAR variance against last year
Americas	January	February	March
InterContinental O & L	0.1%	1.4%	3.7%
Crowne Plaza Brands	-3.3%	-2.7%	-1.9%
Holiday Inn Brands	-0.6%	-3.2%	-2.4%
Express Brands	1.2%	-1.4%	-0.2%
EMEA
InterContinental O & L	-2.5%	-5.7%	-9.6%
HI UK Regions	2.8%	-1.1%	-0.1%
HI UK London	14.6%	-3.3%	-9.2%

In the Americas, our owned and leased InterContinental hotels continued to outperform their relative markets reflecting the benefits of our refurbishment programme and the completion of the InterContinental Houston’s phased reopening.

Our midscale franchise business performed relatively well with Holiday Inn Express continuing to outperform, and Holiday Inn performing in line with their relative markets. This demonstrates the strength and resilience of our midscale franchise business and its strong presence in the ‘drive to’ market in the US.

In EMEA, trading in our owned and leased upscale hotels continued to be adversely impacted by the reduction in the number of US guests. Holiday Inn UK continued to outperform its relative market, benefiting from the increased revenue investment which has taken place. Overall however, in EMEA, the economic environment and geo-political factors described earlier, combined with the increased revenue investment, has meant that profits are still substantially down on the equivalent period last year.

Performance in the Asia Pacific region remained strong until the emergence of the SARS virus which has severely affected occupancy particularly in the InterContinental Hong Kong.

Soft drinks

Turnover in Britvic Soft Drinks rose by over 5 per cent in the 16 weeks to 12 April 2003. Britvic’s leading brands have continued to perform well, with Pepsi, Robinsons and Tango in particular growing market share in the same period.

Update on cost reduction programme

We are making good progress on the reduction of at least $100m of annual on-going overheads against the budgeted cost base for the fiscal year to 30 September 2003. We are on target to achieve an annualised run rate of savings of at least $75m by the end of calendar 2003, and actual savings of at least $40m in the year to 31 December 2003.

In excess of 50 per cent of the savings will be achieved through headcount reductions. We estimate that there will be up to 800 redundancies from a global corporate staff of 2,600. These redundancies span all levels of seniority with approximately 30% of senior management roles being removed. Over 150 employees have already left our business. In addition, over 200 have been notified that their roles will be made redundant.

As we announced, the Six Continents Group’s London head office will close in September 2003. IHG’s corporate headquarters will be consolidated with the EMEA regional offices in Windsor, which will achieve a cost saving of approximately $9m per annum. A number of other small satellite offices will also be closed during the next few months.

Guidance

The following guidance, in relation to the financial results for calendar 2003 is given to assist with modelling forecasts:

–	IHG anticipates a charge of certain exceptional costs arising from the separation and cost reduction programme:

	–	The total cost of the separation and defence costs for Six Continents Group will be approximately £129m. Of this figure £97m will be shown as an exceptional cost. Of the £129m, £28m relates to facility fees. IHG’s share of these fees is £13m which will be amortised over the life of the facilities and charged in the interest line.

	–	The premiums paid of £135m on the repayment of the former group’s £250m 10 3/8 per cent debenture and EMTN loans will also be shown as an exceptional item in the Six Continents Group results.

	–	We expect to incur costs of approximately $100m relating to the delivery of the cost reduction programme.

–	April 14th saw the reopening on schedule of InterContinental Le Grand Hotel Paris. The opening is phased with the full room count coming back on stream in late August 2003. From the last full year of opening in 2001 to the first full year of closing there was a $40m profit swing.

–	As an outcome of management’s focus to reduce the capital intensity of IHG, the planned capital expenditure in the year to 30 September 2003 will be approximately £400m, £50m less than previously indicated. The capital expenditure for the year to 31 December 2003 will be approximately £375m.

–	As reported in our trading statement on 1 October 2002, we committed investment in marketing and IT expenditure of $30m in the year to 30 September 2003. Of this amount some $25m has been spent in the six months to 31 March. This cost will be substantially lower going forward.

–	We expect to incur additional insurance costs of at least $10m in calendar 2003 against the prior year.

–	Dividends received from Felcor were $3m in the six months to 31 March 2003. Felcor announced on 4 February 2003 that it does not expect to pay further dividends until there is a 2-4 per cent positive RevPAR environment.

–	We expect the net debt position of IHG at 31 December 2003 to be around £1.2bn. As expected, the credit rating of IHG has been confirmed at investment grade, with Standard and Poor’s rating the Group at BBB and Moody’s at Baa2.

–	We expect the effective tax rate for IHG to be no more than 25 per cent for the calendar year.

Reporting timetable

Set out below is the proposed timetable of announcements for IHG following the decision to change its accounting year end to 31 December from 30 September:

22 May 2003	Results for the six months to 31 March 2003:

–	IHG revenue and operating profit for each of the quarters to 31 December 2002 and 31 March 2003.
–	IHG calendar 2002 proforma profit and loss account and balance sheet.
–	Six Continents Group first half results.

September 2003	Interim results for the three months and six months to 30 June 2003.

November 2003	Results for the three months and nine months to 30 September 2003.

March 2004	Preliminary results for the three months and 15 months to 31 December 2003. IHG will also provide an unaudited calendar 2003 proforma profit and loss account.

For the year to 31 December 2004, our first 12 month reporting period, we expect to report interim results in early September 2004 and preliminary results in early March 2005.

FY03 v’s FY02	REVPAR GROWTH

Americas	January	February	March
InterContinental O & L	0.1%	1.4%	3.7%
Crowne Plaza Brands	-3.3%	-2.7%	-1.9%
Holiday Inn Brands	-0.6%	-3.2%	-2.4%
Express Brands	1.2%	-1.4%	-0.2%
EMEA
InterContinental O & L	-2.5%	-5.7%	-9.6%
HI UK Regions	2.8%	-1.1%	-0.1%
HI UK London	14.6%	-3.3%	-9.2%

FY03 v’s FY01

Americas	January	February	March
InterContinental O&L	-10.9%	-6.2%	-11.4%
Crowne Plaza Brands	-21.5%	-14.4%	-17.0%
Holiday Inn Brands	-13.8%	-11.3%	-13.4%
Express Brands	-2.6%	-1.1%	-4.3%
EMEA
InterContinental O&L	-18.0%	-18.6%	-27.1%
HIUK Regions	-4.9%	-6.6%	-6.8%
HIUK London	-17.4%	-24.8%	-30.6%

FY03 v’s FY02	OCCUPANCY %pts GROWTH

Americas	January	February	March
InterContinental O&L	1.2%	6.8%	6.6%
Crowne Plaza Brands	-0.1%	1.0%	0.1%
Holiday Inn Brands	-0.4%	-0.9%	-1.3%
Express Brands	0.1%	-0.7%	-0.3%
EMEA
InterContinental O&L	2.6%	1.3%	-2.8%
HIUK Regions	1.1%	-0.6%	1.0%
HIUK London	9.4%	-1.3%	-6.2%

FY03 v’s FY01

Americas	January	February	March
InterContinental O&L	4.1%	9.2%	4.8%
Crowne Plaza Brands	-5.7%	-3.1%	-5.9%
Holiday Inn Brands	-4.8%	-4.3%	-6.4%
Express Brands	-1.3%	-0.8%	-2.5%
EMEA
InterContinental O&L	-4.0%	-6.8%	-12.6%
HIUK Regions	-3.9%	-4.5%	-5.5%
HIUK London	-5.5%	-8.8%	-14.2%

FY03 v’s FY02	AVERAGE RATE GROWTH

Americas	January	February	March
InterContinental O&L	-2.0%	-8.6%	-6.8%
Crowne Plaza Brands	-3.0%	-4.2%	-2.0%
Holiday Inn Brands	0.2%	-1.6%	-0.3%
Express Brands	0.9%	-0.2%	0.4%
EMEA
InterContinental O&L	-7.1%	-7.8%	-5.2%
HIUK Regions	0.8%	-0.2%	-1.7%
HIUK London	-1.0%	-1.4%	-0.7%

FY03 v’s FY01

Americas	January	February	March
InterContinental O&L	-17.2%	-18.7%	-17.8%
Crowne Plaza Brands	-13.0%	-10.2%	-9.2%
Holiday Inn Brands	-5.3%	-4.8%	-4.2%
Express Brands	0.0%	0.3%	-0.4%
EMEA
InterContinental O&L	-12.0%	-9.4%	-11.2%
HIUK Regions	2.0%	-0.1%	1.2%
HIUK London	-10.9%	-15.1%	-15.6%
– ends–

For further information, please contact:

Jo Guano, Investor Relations	020 7409 8134
Dee Cayhill, Corporate Affairs	020 7409 8101
Fiona Antcliffe, Brunswick	020 7404 5959

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ichotelsgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By:	/s/ Catherine Springett
Name:	CATHERINE SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	24th April 2003